Exhibit 4.7

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NervGen Pharma Corp. (“NervGen” or the “Company”)

112-970 Burrard Street, Unit 1290

Vancouver, BC V6Z 2R4

Item 2.	Date of Material Changes

January 2, 2025

Item 3.	News Releases

A news release announcing the material change was disseminated on January 2, 2025, through Newsfile Corp’s distribution network and a copy filed on NervGen’s SEDAR+ profile at www.sedarplus.com.

Item 4.	Summary of Material Changes

On January 2, 2025, the Company announced that it had enrolled the 20th and final subject in the chronic cohort of its Phase 1b/2a proof-of-concept, double-blind, randomized placebo-controlled clinical trial (NCT05965700) evaluating its lead candidate, NVG-291, in individuals with spinal cord injury (“SCI”). Furthermore, the Company announced that it had received Institutional Review Board (“IRB”) approval for an amendment to its Phase 1b/2a clinical trial and initiated the screening of subjects for the subacute cohort of the study.

Item 5.	Full Description of Material Changes

On January 2, 2025, the Company announced that it had enrolled the 20th and final subject in the chronic cohort of its Phase 1b/2a proof-of-concept, double-blind, randomized placebo-controlled clinical trial (NCT05965700) evaluating its lead candidate, NVG-291, in individuals with SCI. Furthermore, the announced that it had company received IRB approval for an amendment to its Phase 1b/2a clinical trial and initiated the screening of subjects for the subacute cohort of the study.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

William Adams, Chief Financial Officer

112-970 Burrard Street, Unit 1290

Vancouver, BC V6Z 2R4

Item 9.	Date of Report

January 2, 2025